EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Sunterra Corporation on Form S-3 of our report dated May 15, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that such consolidated financial statements do not purport to provide for the consequences of Sunterra Corporation’s filing for reorganization under Chapter 11 of the United States Bankruptcy code, and an explanatory paragraph disclosing an uncertainty concerning certain matters that raise substantial doubt about Sunterra Corporation’s ability to continue as a going concern), appearing in the Annual Report on Form 10-K of Sunterra Corporation for the year ended December 31, 2003 and the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Orlando, Florida

June 10, 2004